               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G
                         (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
		    PURSUANT TO RULE 13d-2(b)
                        (Amendment No. 1)


                   BigStar Entertainment, Inc.
		   ---------------------------
                        (Name of Issuer)

                 Common Stock, $0.001 par value
		 ------------------------------
                 (Title of Class of Securities)

                           089896-10-4
			   -----------
                         (CUSIP Number)

                        December 31, 2000
			-----------------
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)

CUSIP No. 089896-10-4		   SCHEDULE 13G			 Page 2 of 8

 1    Name Of Reporting Person                          STORIE PARTNERS, L.P.

      IRS Identification No. Of Above Person                      94-3229736

 2    Check The Appropriate Box If A Member Of A Group              (a)  [ ]
                                                                    (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                        California

  NUMBER OF         5    Sole Voting Power                               -0-
    SHARES
 BENEFICIALLY	    6    Shared Voting Power                             -0-
OWNED BY EACH
  REPORTING	    7    Sole Dispositive Power                          -0-
 PERSON WITH
                    8    Shared Dispositive Power                        -0-

 9     Aggregate Amount Beneficially Owned By Each Reporting Person      -0-

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares                                                    [ ]

 11    Percent Of Class Represented By Amount In Row 9                  0.0%

 12    Type Of Reporting Person                                           PN

CUSIP No. 089896-10-4		   SCHEDULE 13G			 Page 3 of 8

 1    Name Of Reporting Person                          STORIE ADVISORS, INC.

      IRS Identification No. Of Above Person                      94-3190755

 2    Check The Appropriate Box If A Member Of A Group              (a)  [ ]
                                                                    (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                        California

  NUMBER OF         5    Sole Voting Power                               -0-
    SHARES
 BENEFICIALLY	    6    Shared Voting Power                             -0-
OWNED BY EACH
  REPORTING	    7    Sole Dispositive Power                          -0-
 PERSON WITH
                    8    Shared Dispositive Power                        -0-

 9     Aggregate Amount Beneficially Owned By Each Reporting Person	 -0-

 10    Check Box If The Aggregate Amount In Row (9)
       Excludes Certain Shares                                           [ ]

 11    Percent Of Class Represented By Amount In Row 9                  0.0%

 12    Type Of Reporting Person                                           CO

CUSIP No. 089896-10-4		   SCHEDULE 13G			 Page 4 of 8

Item 1(a).	Name of Issuer.

          	BigStar Entertainment, Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices.

	        19 Fulton Street, 5th Floor, New York, NY  10038

Item 2(a).	Names of Persons Filing.

		Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).	Address of Principal Business Office or, if none,
		Residence.

		The address of each reporting person is 100 Pine Street, San Francisco, California 94111.

Item 2(c).	Citizenship.

		Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities.

		Common Stock, $0.001 par value ("Common Stock").

Item 2(e).	CUSIP Number.

		089896-10-4

Item 3.		Type of Reporting Person.

		Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.		Ownership.

		Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. As of December 31, 2000, Storie Partners, L.P. had sold all of its shares of Common Stock. Storie Advisors, Inc. is the general partner of Storie Partners, L.P.

		Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of

CUSIP No. 089896-10-4		   SCHEDULE 13G			 Page 5 of 8

such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.		Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6.		Ownership of More Than Five Percent on Behalf of
		Another Person.

		Not applicable.

Item 7.		Identification and Classification of the Subsidiary
		Which Acquired the Security Being Reported on by the
		Parent Holding Company.

		Not applicable.

Item 8.		Identification and Classification of Members of the
		Group.

		Not applicable.

Item 9.		Notice of Dissolution of Group.

		Not applicable.

Item 10.	Certification.

		Not applicable.

CUSIP No. 089896-10-4		   SCHEDULE 13G			 Page 6 of 8


                                   Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 2001.

STORIE PARTNERS, L.P.

By:  Storie Advisors, Inc.
     Its General Partner


     By:  /s/ Steven A. Ledger
     ___________________________
     Steven A. Ledger
     Its Chief Financial Officer


STORIE ADVISORS, INC.



By:  /s/ Steven A. Ledger
     ___________________________
     Steven A. Ledger
     Its Chief Financial Officer

CUSIP No. 089896-10-4		   SCHEDULE 13G			 Page 7 of 8



                                  EXHIBIT INDEX



Exhibit A                    Joint Filing Undertaking                Page 8

CUSIP No. 089896-10-4		   SCHEDULE 13G			 Page 8 of 8


                             JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 12, 2001.

STORIE PARTNERS, L.P.

By:  Storie Advisors, Inc.
     Its General Partner


     By:  /s/ Steven A. Ledger
     ___________________________
     Steven A. Ledger
     Its Chief Financial Officer


STORIE ADVISORS, INC.



By:  /s/ Steven A. Ledger
     ___________________________
     Steven A. Ledger
     Its Chief Financial Officer